Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Registration Statement (Form S-3 No. 333-114285) and the related Prospectus Supplement of HRPT Properties Trust for the offering of $400,000,000 of Floating Rate Senior Notes due 2011 and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedules of HRPT Properties Trust, HRPT Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of HRPT Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 13, 2006